Exhibit 99.28(d)(4)

May 1, 2025

FPA Flexible Fixed Income Fund

235 West Galena Street

Milwaukee, WI 53212

RE: Expense Limit Agreement – FPA Flexible Fixed Income Fund

Dear Ladies and Gentlemen:

FPA Flexible Fixed Income Fund (the “Fund”), a series of the Investment Managers Series Trust III, a Delaware business trust, has entered into an agreement with First Pacific Advisors, LP (“Adviser”) whereby Adviser provides investment advisory services to the Fund and each class of its shares (the “Investment Advisory Agreement”).

We hereby agree with respect to the Fund to waive the fees payable to us under the Investment Advisory Agreement with respect to each class of shares of the Fund or to reimburse the operating expenses allocable to the relevant class of shares of the Fund, to the extent that the operating expenses of a class of shares of the Fund (excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, redemption liquidity service expenses, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business) exceed, in the aggregate, the rate per annum, as set forth in Schedule A, as a percentage of the average daily net assets of the Fund attributable to such class. We agree that this obligation shall constitute a contractual commitment enforceable by the Fund, on behalf of each class of shares of the Fund, and that we may not assert any right to reimbursement of any amounts so waived or reimbursed if such reimbursement would result in a class of shares of the Fund exceeding the expense limit and recoupment provisions set forth in Schedule A. We agree not to seek satisfaction of any such obligations from the shareholders any class of shares of the Fund, of the Fund, nor from the Trustees of the Fund.

Except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

This Agreement is for the expense limitation period indicated in Schedule A. This Agreement may be terminated at any time by the Fund’s Board of Trustees and will terminate automatically in the event of the termination of the Investment Advisory Agreement. Any amendment to this agreement shall be in writing signed by the parties hereto.

May 1, 2025

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

By: First Pacific Advisors, LP

By:

David Brookman, Director of General Partner

The foregoing agreement is hereby
accepted as of May 1, 2025

By: FPA Flexible Fixed Income Fund

By:

Max Banhazl, Vice President

SCHEDULE A

FPA Flexible Fixed Income Fund
Class	Annual Expense Limit	Expense Limitation Period
Institutional Class	0.554%	May 1, 2025 through June 30, 2026
Advisor Class	0.604%	May 1, 2025 through June 30, 2026
Investor Class	0.654%	Commencement of the Share Class through June 30, 2026

Any expenses reimbursed to the Fund by FPA during any of the previous 36 months may be recouped by FPA, provided the Fund’s Total Annual Fund Operating Expenses do not exceed 0.64% annually of average net assets of the Fund attributable to the Institutional Class and 0.74% annually of average net assets of the Fund attributable to the Advisor Class for any subsequent calendar year, regardless of whether there is a then-effective higher expense limit.